UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  -------------
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         The Allied Defense Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                    019118108
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2006
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ---------------------------
CUSIP NO.      03840P102              SCHEDULE 13D         PAGE 2 OF 7 PAGES
------------------------                             ---------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Pirate Capital LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                0
PERSON WITH             --------------------------------------------------------
                        8     SHARED VOTING POWER

                              812,400
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              812,400
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      812,400
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
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* SEE INSTRUCTIONS

------------------------                             ---------------------------
CUSIP NO.      03840P102              SCHEDULE 13D         PAGE 3 OF 7 PAGES
------------------------                             ---------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                0
PERSON WITH             --------------------------------------------------------
                        8     SHARED VOTING POWER

                              812,400
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              812,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      812,400
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS

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CUSIP NO.      03840P102              SCHEDULE 13D         PAGE 4 OF 7 PAGES
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The Schedule 13D filed on May 23, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, par value $0.10 per share (the "Shares"), of The Allied Defense Group, Inc. (the "Issuer"), as amended by Amendment No. 1, filed on July 5, 2005, Amendment No. 2, filed on August 23, 2005, Amendment No. 3, filed on February 16, 2006, and Amendment No. 4, filed on March 15, 2006, is hereby amended by this Amendment No. 5 to the
Schedule 13D.

Item 2.   Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a) This statement is filed by the Reporting Persons. Each of the Reporting Persons is deemed to be the beneficial owner of the Shares held by Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD (together, the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

     (b) The principal business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

     (c) The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. The principal occupation or employment of Thomas R. Hudson Jr. is serving as the sole owner and Managing Member of Pirate Capital LLC.

     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Thomas R. Hudson Jr. is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $18,282,508 was paid to acquire such Shares.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the last paragraph thereof:

          On April 25, 2006, Pirate Capital and the Holders entered into an agreement with the Issuer (the "Agreement) pursuant to which, among other things, the Issuer agreed (i) to nominate and recommend for election at its 2006 annual meeting of stockholders (the "Annual Meeting") a slate of director candidates (the "Nominees") that includes Zachary R. George, a senior investment analyst with Pirate Capital, (ii) to increase the "acquiring person" threshold in its stockholder rights agreement from 15% to 20%, (iii) to include a three-year independent director evaluation (TIDE) feature in its stockholder rights agreement so that a committee of fully independent directors will be required to review the rights agreement in consultation with outside experts at least once every three years, (iv) to establish a strategic review committee that will work with an outside financial advisory firm to identify, consider and review potential courses of action and strategic alternatives to increase stockholder value, and (v) to commence, through its nominating committee, a search to identify up to two new independent director candidates with strong financial skills and in-depth electronic security industry experience. In the Agreement, Pirate Capital and the Holders agreed, among other things, to vote in favor of the Nominees, not to participate in a solicitation in opposition to the Nominees and not to take certain other actions with respect to the Annual Meeting. A copy of the Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

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CUSIP NO.      03840P102              SCHEDULE 13D         PAGE 5 OF 7 PAGES
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Item 5.   Interest in Securities of the Issuer

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) The Reporting Persons beneficially own an aggregate of 812,400 Shares, constituting approximately 13.9% of the Shares outstanding.

     The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 5,841,660 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

     (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the Shares held by Jolly Roger Fund LP. By virtue of an agreement between it and Jolly Roger Offshore Fund LTD, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital LLC and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 812,400 Shares.

     (c) The following transactions in the Shares were effected by the Reporting Persons since the most recent filing on Schedule 13D, each of which was effected in the open market:

Jolly Roger Offshore Fund LTD

Trade Date            Shares Purchased (Sold)           Price per Share ($)
----------            -----------------------           -------------------
03/16/2006                   5,700                            22.81
03/29/2006                   3,800                            22.33
03/31/2006                   2,400                            21.81
04/03/2006                     900                            21.80
04/04/2006                  10,000                            21.42


Item 7.   Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

          A. Agreement, dated as of April 25, 2006, by and among Pirate Capital LLC, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and The Allied Defense Group, Inc.

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CUSIP NO.      03840P102              SCHEDULE 13D         PAGE 6 OF 7 PAGES
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Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2006

                                        Pirate Capital LLC


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------
                                    By: Thomas R. Hudson Jr.
                                        Portfolio Manager


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------
                                        Thomas R. Hudson Jr.

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CUSIP NO.      03840P102              SCHEDULE 13D         PAGE 7 OF 7 PAGES
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                                  EXHIBIT INDEX

Exhibit A -  Agreement, dated as of April 25, 2006, by and among Pirate
             Capital LLC, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and The Allied Defense Group, Inc.